SECURITIES AND EXCHANGE COMMISSION

02018152

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-46502
~~8-B-034615~~-M

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exhange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: OAKWOOD SECURITIES, INC.
CYNTHIEA FULLER, PRESIDENT

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4015 MEDINA ROAD SUITE 150
(No. and Street)

MEDINA (City) OHIO (State) 44256 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

CYNTHIEA FULLER 330-722-1300
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DONOVAN, KLIMCZAK AND COMPANY
(Name – *if individual, state last, first, middle name*)

1867 WEST MARKET STREET (Address) AKRON (City) OHIO (State) 44313 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 14 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (05-01) **Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, CYNTHIEA M FULLER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of OAKWOOD SECURITIES, INC., as of DECEMBER 31, 20 01, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

BARBARA J. GRIFFITH
Notary Public, State of Ohio
Commission Expires June 11, 2003

Notary Public

This report ** contains (check all applicable boxes):

- XX (a) Facing Page.
- XX (b) Statement of Financial Condition.
- XX (c) Statement of Income (Loss).
- XX (d) Statement of Changes in Financial Condition.
- XX (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- XX (g) Computation of Net Capital.
- XX (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- XX (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- XX (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- XX (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- XX (O) INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

OAKWOOD SECURITIES, INC.
Financial Statements
Year Ended December 31, 2001

Donovan, Klimczak and Company

CERTIFIED PUBLIC ACCOUNTANTS

OAKWOOD SECURITIES, INC.
Financial Statements
December 31, 2001

INDEX

HARRY A. DONOVAN, CPA
THEODORE C. KLIMCZAK, CPA
SANDRA L. BENNETT, ADMINISTRATOR

Donovan, Klimczak and Company

CERTIFIED PUBLIC ACCOUNTANTS
1867 WEST MARKET STREET AKRON, OH 44313
TELEPHONE 330-836-9331 FAX 330-869-9991
http://www.dkc-cpa.com

INDEPENDENT AUDITOR'S REPORT

BOARD OF DIRECTORS
OAKWOOD SECURITIES, INC.
MEDINA, OHIO

We have audited the accompanying Balance Sheet of Oakwood Securities, Inc., (an S Corporation), as of December 31, 2001 and the related Statements of Income and Retained Earnings and Cash Flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Oakwood Securities, Inc., as of December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of expressing an opinion on these financial statements. The information included in the accompanying supplementary schedules is presented only for supplementary analysis purposes. Such information has been subjected to the examinations, assessment and evaluation procedures applied in the audit of the basic financial statements, and in our opinion, the supplementary information presents fairly the information thereto.

Donovan, Klimczak and Company

Donovan, Klimczak and Company
Certified Public Accountants

January 31, 2002

Donovan, Klimczak and Company

CERTIFIED PUBLIC ACCOUNTANTS

OAKWOOD SECURITIES, INC.
Balance Sheet
December 31, 2001

ASSETS

Current Assets		
Cash	$	31,609
Accounts Receivable - Trade		7,474
Prepaid Expense		19,211
Total Current Assets		58,294
Office Equipment		36,541
Less: Accumulated Depreciation		31,086
Net Office Equipment		5,455
Other Assets		
Investment - NASDAQ		1,100
TOTAL ASSETS	$	64,849

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities		
Commissions Payable	$	5,313
Total Current Liabilities		5,313
Stockholders' Equity		
Common Stock - No Par Value - 500 Shares Authorized, Issued and Outstanding		500
Additional Paid in Capital		7,500
Retained Earnings		51,536
Total Stockholders' Equity		59,536
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	64,849

The Accompanying Notes Are An Integral Part of These Statements

Donovan, Klimczak and Company

CERTIFIED PUBLIC ACCOUNTANTS

OAKWOOD SECURITIES, INC.
Statement of Income and Retained Earnings
Year Ended December 31, 2001

Revenues:	
Commissions	$ 361,817
Less: Commissions Expense	105,220
Net Revenues	256,597
Operating Expenses	243,976
Income From Operations	12,621
Other Income:	
Interest	288
NET INCOME	12,909
Dividends Paid	(17,000)
Retained Earnings - Beginning of Year	55,627
Retained Earnings - End of Year	$ 51,536

The Accompanying Notes Are An Integral Part of These Statements

OAKWOOD SECURITIES, INC.
Statement of Cash Flows
Year Ended December 31, 2001

Cash Flows from Operating Activities:	
Net Income	$ 12,909
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities:	
Depreciation	5,277
(Increase) Decrease in:	
Accounts Receivable - Trade	1,738
Prepaid Expenses	(6,090)
Increase (Decrease) in:	
Commissions Payable	753
Net Cash Provided by Operating Activities	14,587
Cash Flows from Financing Activities:	
Dividends Paid	(17,000)
Net Cash (Used) by Financing Activities	(17,000)
Net (Decrease) in Cash	(2,413)
Cash at Beginning of Year	34,022
Cash at End of Year	$ 31,609

The Accompanying Notes Are An Integral Part of These Statements

OAKWOOD SECURITIES, INC
Notes to Financial Statements
December 31, 2001

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Oakwood Securities, Inc. was incorporated under the laws of the State of Ohio on April 20, 1993. The Company is a broker engaged exclusively in the buying and selling of mutual fund shares. The Company's main office is located in Medina, Ohio and concentrates its business activities in Northeast Ohio.

Income Taxes

The Company, with the consent of its shareholders, has elected under the Internal Revenue Code to be an S corporation. In lieu of corporation income taxes, the shareholders of a S corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal income taxes has been included in the financial statements.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

NOTE B – ACCOUNTS RECEIVABLE TRADE

Accounts Receivable are listed at net realizable value and are considered by by management to be fully collectible. Accordingly, no allowance for doubtful accounts is considered necessary.

NOTE C - OFFICE EQUIPMENT

Assets are carried at cost. When retired or otherwise disposed of, the related carrying value and accumulated depreciation are cleared from the respective accounts.

Maintenance and repairs, including the replacement of minor items, are expensed as incurred, and major additions to assets are capitalized. Depreciation is calculated on the straight-line method over the useful life of the asset. Depreciation for the year ended December 31, 2001 amounted to $5,277.

NOTE D – INVESTMENT – NASDAQ

The stock investment held by the Company in the NASDAQ Stock Market, Inc. is stated at cost and consists of an investment through a private placement. This stock is restricted and no market value was available at year end, thereby precluding any determination of current fair value.

OAKWOOD SECURITIES, INC
Notes to Financial Statements
December 31, 2001

NOTE E - RELATED PARTY TRANSACTIONS

The Company shares space and certain common expenses with two other related corporations under common ownership. A related company, Oakwood Financial Group, Inc., was established to pay all the common expenses of the related companies consisting of payroll, advertising, rent, cleaning, telephone, etc. Oakwood Securities, Inc. along with the other related companies pay their allocated share of common expenses as a management fee. This management fee is calculated monthly as a fixed percentage of gross income less direct expenses. For the year ended December 31, 2001, Oakwood Securities, Inc. incurred $232,016 in management fees and had $19,211 in prepaid management fees at December 31, 2001.

SUPPLEMENTARY INFORMATION

Donovan, Klimczak and Company

CERTIFIED PUBLIC ACCOUNTANTS

OAKWOOD SECURITIES, INC.
Schedule of Operating Expenses
Year Ended December 31, 2001

Management Fees	$	232,016
Registration Fees		2,651
Insurance		460
Legal and Accounting		2,000
Education		157
Donations		500
Depreciation		5,277
Office		915
TOTAL OPERATING EXPENSES	$	243,976

OAKWOOD SECURITIES, INC.
Statement of Changes in Stockholders' Equity
For the Year Ended December 31, 2001

	Capital Stock	Additional Paid-In Capital	Retained Earnings	Total
Beginning Balance	$ 500	$ 7,500	$ 55,627	$ 63,627
Add: Current Year Net Income	-	-	12,909	12,909
Less: Dividends Paid	-	-	(17,000)	(17,000)
Ending Balance	$ 500	$ 7,500	$ 51,536	$ 59,536

Donovan, Klimczak and Company

CERTIFIED PUBLIC ACCOUNTANTS

OAKWOOD SECURITIES, INC.
Computation of Net Capital
December 31, 2001

NET CAPITAL COMPUTATION

Total Stockholders' Equity from December 31, 2001 Financial Statements	$	59,536
Less: Nonallowable Assets		
Net Office Equipment		5,455
Prepaid Expense		19,211
Net Capital Before Haircuts on Securities Positions		34,870
Haircuts on Securities Positions		
Money Market Funds (2%)		160
Investment - NASDAQ		1,100
NET CAPITAL		33,610
Less: Minimum Dollar Net Capital Requirement		5,000
EXCESS NET CAPITAL	$	28,610
EXCESS NET CAPITAL AT 1000%	$	33,079

HARRY A. DONOVAN, CPA
THEODORE C. KLIMCZAK, CPA
SANDRA L. BENNETT, ADMINISTRATOR

Donovan, Klimczak and Company

CERTIFIED PUBLIC ACCOUNTANTS
1867 WEST MARKET STREET AKRON, OH 44313
TELEPHONE 330-836-9331 FAX 330-869-9991
http://www.dkc-cpa.com

NASD Regulation, Inc.
Rockville, MD

RE: Oakwood Securities, Inc.
Computation for Determination of Reserve
Requirements Under Exhibit A of Rule 15c3-3

Gentlemen:

Oakwood Securities, Inc. neither receives funds from customers nor do they act as a clearing agent on behalf of their customers; therefore, they are not subject to the reserve requirements under Rule 15c3-3.

Donovan, Klimczak and Company

Donovan, Klimczak and Company
Certified Public Accountants

January 31, 2002

HARRY A. DONOVAN, CPA
THEODORE C. KLIMCZAK, CPA
SANDRA L. BENNETT, ADMINISTRATOR

Donovan, Klimczak and Company

CERTIFIED PUBLIC ACCOUNTANTS
1867 WEST MARKET STREET AKRON, OH 44313
TELEPHONE 330-836-9331 FAX 330-869-9991
http://www.dkc-cpa.com

NASD Regulation, Inc.
Rockville, MD

RE: Oakwood Securities, Inc.
Information Relating to the Possession or
Control Requirements Under Rule 15c3-3

Gentlemen:

Oakwood Securities, Inc. neither receives or takes possession of customer funds or securities nor do they perform any custodial duties for customer securities. Accordingly, they are not subject to the requirements under Rule 15c3-3.

Donovan, Klimczak and Company

Donovan, Klimczak and Company
Certified Public Accountants

January 31, 2002

HARRY A. DONOVAN, CPA

THEODORE C. KLIMCZAK, CPA

SANDRA L. BENNETT, ADMINISTRATOR

Donovan, Klimczak and Company

CERTIFIED PUBLIC ACCOUNTANTS
1867 WEST MARKET STREET AKRON, OH 44313
TELEPHONE 330-836-9331 FAX 330-869-9991
http://www.dkc-cpa.com

NASD Regulation, Inc.
Rockville, MD

RE: Oakwood Securities, Inc.
Material Differences in Computation of Net Capital

Gentlemen:

Our audit of Oakwood Securities, Inc., for the year ended December 31, 2001, disclosed the following differences in the computation of net capital from the broker-dealer's corresponding unaudited Part II A Focus Report:

Net Capital per Focus Report at December 31, 2001	$	30,260
Adjustments due to year-end audit entries:		
Accounts Receivable – Trade		7,474
Commissions Payable		(4,142)
Cash		18
Net Capital at December 31, 2001		33,610
Less Required Capital		5,000
Excess Net Capital	$	28,610

Donovan, Klimczak and Company

Donovan, Klimczak and Company
Certified Public Accountants

January 31, 2002

HARRY A. DONOVAN, CPA
THEODORE C. KLIMCZAK, CPA
SANDRA L. BENNETT, ADMINISTRATOR

Donovan, Klimczak and Company
CERTIFIED PUBLIC ACCOUNTANTS
1867 WEST MARKET STREET AKRON, OH 44313
TELEPHONE 330-836-9331 FAX 330-869-9991
http://www.dkc-cpa.com

BOARD OF DIRECTORS
OAKWOOD SECURITIES, INC.
MEDINA, OHIO

We have examined the financial statements of Oakwood Securities, Inc. for the year ended December 31, 2001, and have issued our report thereon dated January 31, 2002. As part of our examination, we made a study and evaluation of the Company's system of internal accounting control to the extent we considered necessary to evaluate the system as required by generally accepted auditing standards. The purpose of our study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing, and extent of the auditing procedures necessary for expressing an opinion on the financial statements.

We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. The objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal accounting control procedures or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

Our study and evaluation made for the limited purpose described in the first paragraph would not necessarily disclose all material weaknesses in the system. Accordingly, we do not express an opinion on the system of internal accounting control of Oakwood Securities, Inc. taken as a whole. However, our study and evaluation disclosed no condition that we believed to be a material weakness.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the Commission's objectives.

This report is intended solely for the use of management and the Securities and Exchange Commission and should not be used for any other purpose.

Donovan, Klimczak and Company

Donovan, Klimczak and Company
Certified Public Accountants

January 31, 2002